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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             GRC INTERNATIONAL, INC.
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                                (Name of Issuer)


                          Common Stock, par value $0.10
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                         (Title of Class of Securities)


                                    361922107
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                      (CUSIP Number of Class of Securities)



                               Gerald R. McNichols
                         2000 Corporate Ridge, Suite 400
                             McLean, Virginia 22102
                                 (703) 506-4600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                February 14, 2000
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 361922107                                            Page 2 of 6 Pages
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    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Gerald R. McNichols
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            PF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              2,001,700
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                2,001,700(1)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,001,700
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
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    14      TYPE OF REPORTING PERSON*

            IN
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(1)  On February 14, 2000, AT&T Corp. ("AT&T") and LMN Corporation ("Purchaser")
     entered into a Stockholders Agreement (the "Stockholders Agreement") with Gerald R. McNichols ("McNichols") of GRC International, Inc. ("GRC"). Pursuant to the Stockholders Agreement, McNichols generally has agreed to tender an aggregate of 2,001,700 shares of Common Stock, par value $.10 per share, of GRC in


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accordance with the terms of the tender offer described in Offer to Purchase, which was filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on February 22, 2000 by AT&T and Purchaser. In addition, pursuant to the Stockholders Agreement, McNichols has granted a limited irrevocable proxy with respect to such shares of Common Stock to AT&T.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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     This Amendment No. 1 ("Amendment No. 1") relates to the statement of
Schedule 13D (the "Schedule 13D") with respect to the Common Stock, par value $.10 per share (the "Shares"), of GRC International, a Delaware corporation ("GRC"), as previously filed by Gerald R. McNichols ("McNichols").

     Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Items 4, 5, 6 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

     On February 14, 2000, GRC entered into an Agreement and Plan of Merger, dated as of February 14, 2000 (the "Merger Agreement"), with AT&T Corp. ("AT&T") and its wholly-owned subsidiary LMN Corporation ("Purchaser"). The Merger Agreement is filed as Exhibit 3 to the Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed on February 14, 2000 by GRC and amended by GRC on February 22, 2000 (the "Schedule 14D-9"). Pursuant to the Merger Agreement, among other things, Purchaser will commence a cash tender offer to acquire all of the outstanding Shares for $15.00 per Share. In connection with the Merger Agreement, McNichols entered into a Stockholders Agreement, of even date therewith (the "Stockholders Agreement"), with AT&T and Purchaser, which provides for, among other things, McNichols to tender his Shares and to vote its Shares in favor of approval of the Merger Agreement. The Stockholders Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference. According to the Tender Offer Statement on Schedule TO filed by AT&T on February 22, 2000 (the "Schedule TO"), Cilluffo Associates, L.P. also entered into a stockholders agreement with AT&T and Purchaser, which has terms substantially similar to the terms contained in the Stockholders Agreement and which relates to 1,708,000 Shares beneficially owned by Cilluffo Associates, L.P.


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     Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

     (a) On the date of this Amendment, McNichols beneficially owns and has sole voting and dispositive power of 2,001,700 shares of Common Stock, representing 16.0% of the issued and outstanding shares of Common Stock. The foregoing percentage calculations are based on 12,485,268 shares of Common Stock being outstanding as of January 31, 2000.

     (b) The number of shares of Common Stock with respect to which McNichols
(i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

     Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     The information set forth in Item 4 above is incorporated herein by reference.

     Except as indicated above, the information set forth in Item 6 of the
Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits.

     Exhibit 2 Stockholders Agreement, dated as of February 14, 2000, by and among McNichols, AT&T and Purchaser.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 1, 2000                    GERALD R. McNICHOLS

                                        /s/ Gerald R. McNichols
                                            ------------------------------
                                            Signature


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                                  EXHIBIT INDEX

Exhibit             Description
-------             -----------

Exhibit 2 Stockholders Agreement, dated as of February 14, 2000, by and among McNichols, AT&T and Purchaser.